EXHIBIT 4.1

AMENDMENT NO. 2

TO

RIGHTS AGREEMENT

This Amendment No. 2 to Rights Agreement (this “Amendment”) is entered into by and between Huttig Building Products, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent have entered into that certain Rights Agreement dated December 6, 1999, as amended by Amendment No. 1 to Rights Agreement dated March 16, 2000 (the “Rights Agreement”), pursuant to which the Company has issued “Rights” (as defined in the Rights Agreement) to the holders of the Company’s common stock, par value $.01 per share;

WHEREAS, Section 27 of the Rights Agreement provides that the Company may, and the Rights Agent shall, amend the Rights Agreement without the approval of holders of Rights to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, or to make any other provisions with respect to the Rights that the Company may deem necessary or desirable; provided, however, that from and after such time as any person becomes an Acquiring Person (as defined in the Rights Agreement), the Rights Agreement may not be amended in any manner which would adversely affect the interests of holders of Rights; and

WHEREAS, the Board of Directors of the Company has determined that no person has become or is currently an Acquiring Person.

NOW THEREFORE, the parties hereby agree as follows:

1. The first sentence of Section 1(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

“(a) “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 20% or more of the Common Shares of the Company then outstanding, but shall not include Cemex (as such term is hereinafter defined), any Subsidiary (as such term is hereinafter defined) of Cemex, RMC (as such term is hereinafter defined), any Subsidiary of RMC, the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares of the Company for or pursuant to the terms of any such plan, The Crane Fund or The Crane Fund for Widows and Children; provided, however, that the foregoing exception for Cemex and any Subsidiary of Cemex and RMC and any Subsidiary of RMC shall be effective only for so long as RMC and its Affiliates and Associates shall beneficially own no Common Shares of the Company other than (i) Common Shares of the Company acquired by Rugby (as such term is hereinafter defined) or a Subsidiary of Rugby pursuant to the Share Exchange Agreement dated as of October 19, 1999 among the Company, Crane Co., and Rugby (“Share Exchange Shares”); and/or (ii) Common Shares of the Company issued as a dividend on Share Exchange Shares or issued in a reclassification, subdivision, consolidation or combination of Share Exchange Shares and/or (iii) additional Common Shares of the Company in an aggregate amount not exceeding 1% of the Common Shares of the Company outstanding at the time of acquisition of any Common Shares; provided, further, that the foregoing exception for Cemex and any Subsidiary of Cemex shall automatically terminate on and effective as of April 15, 2005 (whereupon, if Cemex, together with all Affiliates and Associates of Cemex, is then the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding, Cemex shall be deemed to have become an “Acquiring Person” as defined herein as of April 15, 2005).”

2. The Rights Agreement is hereby amended to add a new Section 1(e) that shall read in its entirety as follows:

“ (e) “Cemex” shall mean Cemex, S.A. de C.X. and any entity surviving or resulting from the merger or consolidation of Cemex, S.A. de C.X.; and ”

3. Former Section 1(e), Section 1(f), Section 1(g), Section 1(h), Section 1(i), Section 1(j), Section 1(k), Section 1(l), Section 1(m), Section 1(n), Section 1(o) and Section 1(p) of the Rights Agreement are hereby renumbered as Section 1(f), Section 1(g), Section 1(h), Section 1(i), Section 1(j), Section 1(k), Section 1(l), Section 1(m), Section 1(n), Section 1(o), Section 1(p) and Section 1(q), respectively.

4. Section 1(n) of the Rights Agreement is hereby amended to read in its entirety as follows:

“ (n) “RMC” shall mean RMC Group P.L.C.; and ”

5. This Amendment shall be effective as of the date the same is executed by the Rights Agent. Except as specifically amended by this Amendment, the provisions of the Rights Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested on the dates indicated below.

HUTTIG BUILDING PRODUCTS, INC.

Attest:

By:	/s/ Dianne E. Muccigrosso	By:	/s/ Michael A. Lupo
Name:	Dianne E. Muccigrosso		Michael A. Lupo, President and Chief
Title:	Assistant Secretary		Executive Officer
Date: February 16, 2005

MELLON INVESTOR SERVICES LLC

Attest:

By:	/s/ Ruth A. Brunette	By:	/s/ Jane A. Marten
Name:	Ruth A. Brunette	Name:	Jane A. Marten
Title:	Client Relationship Executive	Title:	Client Relationship Executive
		Date:	February 25, 2005

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